Exhibit 99.18

CONSENT OF RENE LEBLANC

March 2, 2021

VIA EDGAR

United States Securities and Exchange Commission

Re:	Lithium Americas Corp. (the “Company”)
Annual Report on Form 40-F of the Company for the year ended December 31, 2020 (the “Form 40-F)

I, Rene LeBlanc, hereby consent to the use of my name in connection with reference to my involvement in the preparation and review of the scientific and technical information contained in the Form 40-F, which is being filed pursuant to the Securities Exchange Act of 1934, as amended, and to the inclusion or incorporation by reference of the scientific and technical information related to me in the Form 40-F. This consent extends to any amendments to the Form 40-F.

I also hereby consent to the use of my name in connection with reference to my involvement in the preparation and review of the scientific and technical information, and to the inclusion or incorporation by reference of the scientific and technical information related to me in the registration statements (No. 333-238142 and No. 333-227816) on Form S-8. This consent extends to any amendments to the Form S-8s, including post-effective amendments, and any new Form S-8 registration statement filed by the Company incorporating by reference the Form 40-F.

/s/ Rene LeBlanc
Rene LeBlanc